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                                                                       EXHIBIT 2

INTERESTS OF CERTAIN PERSONS IN THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

     Certain members of Great Western's management and the Great Western Board, respectively, may be deemed to have certain interests in the Washington Mutual/Great Western Merger that are in addition to their interests as stockholders of Great Western generally. The Great Western Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     Board of Directors. Pursuant to the terms of the Merger Agreement, members of the Washington Mutual Board will continue to serve on the Washington Mutual Board and, at the Effective Time, Washington Mutual will take all action necessary to appoint four representatives of Great Western, mutually agreeable to Washington Mutual and Great Western, to the Washington Mutual Board. See "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger."

     Indemnification; Directors' and Officers' Insurance. The Merger Agreement requires that Washington Mutual and Great Western, to the extent set forth in the following paragraph, cooperate and use their best efforts to defend and respond to any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, whether asserted or arising before or after the Effective Time (each a "Claim"), against each present and former director, officer and employee of Great Western and its subsidiaries (each an "Indemnified Party"), arising in whole or in part out of
(i) his or her actions as such a director, officer, employee, or serving on behalf of such a person, or (ii) the Merger Agreement or any actions in connection therewith.

     The Merger Agreement also requires Washington Mutual after the Effective Time to indemnify and hold harmless, as and to the fullest extent permitted by the corporate governance documents of Great Western and its subsidiaries, the indemnification letters between Great Western and each of its directors and executive officers and by law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is finally and unappealably determined that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Washington Mutual except as provided in the Merger Agreement.

     These indemnification obligations of Washington Mutual will continue in full force for at least six years after the Effective Time and will apply to any Claim asserted or made within such period (including, without limitation, Claims arising out of or pertaining to the transactions contemplated by the Merger Agreement).

     The Merger Agreement requires that Washington Mutual use its best efforts to cause the persons serving as officers and directors of Great Western immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by Great Western (provided that Washington Mutual may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to such directors and officers of Great Western than the terms and conditions of such existing policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such.

     Employment Agreements. Great Western has entered into employment agreements (the "EMC Agreements") with each of its seven executive officers (Messrs. Maher, Pappas, Schenck, Geuther, Sims, Erikson and Ms. Studenmund) who constitute the members of Great Western's Executive Management Committee, which provide, among other things, for severance payments upon certain terminations of employment prior to, or during the two year period (three years, in the case of Mr. Maher's agreement)

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following, a change in control of Great Western. In order to qualify for the severance benefits described below, termination of employment must be (i) by Great Western or a successor employer other than for "cause" (as such term is defined in the EMC Agreements) or (ii) by the executive because of a material breach of the EMC Agreement by Great Western or a successor employer which is not cured within fifteen days after receipt of notice thereof. The EMC Agreements provide that, following a qualifying termination, the executive is entitled to receive (a) a lump sum payment equal to the product of (1) the sum of (A) the executive's annual base salary plus (B) the executive's target bonus under Great Western's Annual Incentive Plan for Executive Officers (the "Executive Officer Incentive Plan") in respect of the year in which such termination occurs (or the year in which the change in control occurs, whichever is greater) and (2) the number three, and (b) a pro-rata target bonus under the Executive Officer Incentive Plan in respect of the year in which such termination occurs, provided, that if the termination occurs during the same year in which the change in control occurs, the amount described in this clause
(b) will be offset by any payments received under the Executive Officer Incentive Plan in connection with the change in control. In addition, the executive would be entitled to continuation of welfare-type benefits for three years following such termination. Mr. Maher's EMC Agreement provides that he may elect to terminate his employment, without a material breach by Great Western or a successor employer, and receive the benefits described above during the period commencing no earlier than eighteen months following a change in control of Great Western and ending no later than the second anniversary of such change in control; provided, that the eighteen-month minimum period shall not apply if, at any time during the first year following such change in control, more than 50% of the non-employee members of the Great Western Board as of the date immediately preceding the change in control are no longer members of the Great Western Board; and provided further, that, if Mr. Maher elects to so terminate his EMC Agreement, cash benefits which would become payable will be reduced by 25%. If any payments received by an executive under his or her EMC Agreement or any other benefit plan, agreement or arrangement in which such executive participates would be subject to an excise tax ("Excise Tax") under Section 4999 of the Code, he or she will be entitled to receive any additional amount necessary to make such executive whole with respect to such Excise Tax. If the value of the aggregate payments which are contingent upon a change in control of Great Western ("parachute payments") is less than specified Code limits that currently approximate three times the average of an executive's compensation for the prior five years (the "Section 280G Limit") for any reason (including that some or all of such entitlement does not constitute a parachute payment), the executive is entitled to receive the Section 280G Limit. Consummation of the Washington Mutual/Great Western Merger will constitute a change in control of Great Western for purposes of the EMC Agreements. If the employment of the seven executive officers of Great Western were terminated on or about the effective date of the Washington Mutual/Great Western Merger under circumstances entitling them to severance benefits under the EMC Agreements, such officers would be entitled to the following approximate amounts in respect of the benefits described in clause (a) above: Mr. Maher, $4,386,000; Mr. Pappas, $2,160,000; Mr. Schenck, $2,160,000; Mr. Geuther, $1,920,000; Mr. Sims, $1,632,000; Mr.
Erikson, $1,512,000; and Ms. Studenmund, $1,680,000. There would be no amounts payable in respect of clause (b) under these circumstances; the pro-rata target bonus amounts payable to such officers upon a change in control of Great Western are set forth below under "Great Western Cash-Based Incentive Plans."

     Consulting Agreement. Great Western has entered into a consulting agreement (the "Consulting Agreement") with Mr. James F. Montgomery, the Chairman and former Chief Executive of Great Western, that has a term which expires December 31, 2000 and which provides, among other things, that Mr. Montgomery will serve as Chairman of the Board of Great Western for a term ending no earlier than December 31, 1997. If, during the term of the Consulting Agreement, Great Western or its successor materially breaches the Consulting Agreement and fails to cure such breach within fifteen days of notice thereof, Mr. Montgomery is entitled to terminate the Consulting Agreement and receive, among other things, his consulting fees ($485,000 per year) and continuation of his benefits under Great Western's executive medical program until the expiration of the term. If, during the term of the Consulting Agreement, there should occur a change in control of Great Western, Mr. Montgomery may, within 6 months after he first has knowledge of such event, elect to terminate the Consulting Agreement and receive the benefits described in the immediately preceding sentence. If the Consulting Agreement were terminated on or about the effective

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date of the Washington Mutual/Great Western Merger under circumstances entitling him to termination benefits described above, Mr. Montgomery would be entitled to approximately $1,657,000 in respect of consulting fees.

     Supplemental Retirement Plans. Great Western's Supplemental Executive Retirement Plan (the "SERP") provides that if, prior to, or within 24 months following, a change in control of Great Western, an executive officer's employment is terminated under circumstances which would entitle such officer to receive the severance benefits payable under his or her EMC Agreement, such officer will be entitled to receive (i) for executive officers who have attained age 55 for purposes of the SERP, immediate commencement of retirement benefits that are not actuarially reduced for early retirement, or (ii) for executive officers who have not attained age 55 for purposes of the SERP, vesting of his or her accrued retirement benefits as of such termination and commencement of payment on such officer's attainment (or deemed attainment) of age 55, without reduction for commencement prior to normal retirement. SERP participants will be entitled to an additional 3 years of age and service credit as of their termination date in calculating the amount and commencement date of their retirement benefits. If the employment of the seven executive officers of Great Western were terminated on or about the effective date of the Washington Mutual/Great Western Merger under circumstances entitling them to the benefits described above under the SERP, such officers would be entitled to the following approximate annual benefit: Mr. Maher, $950,000; Mr. Pappas, $357,870; Mr. Schenck, $324,029; Mr. Geuther, $310,848; Mr. Sims, $39,596; Mr. Erikson,
$238,252; and Ms. Studenmund, $121,864. The preceding amounts represent the aggregate benefit which the individual will be entitled to receive under the SERP generally in the form of a single-life annuity: these aggregate amounts are subject to adjustment based on actual 1997 compensation, and amounts received by the individual from Great Western's tax-qualified retirement plans (and for Mr. Schenck and Ms. Studenmund, benefits paid from tax qualified retirement plans of previous employers) and Social Security payments will serve to offset and reduce these SERP benefits. Great Western's Retirement Restoration Plan provides for the vesting of benefits payable thereunder if a participant incurs a qualifying termination of employment prior to, or within 24 months following, a change in control of Great Western. Consummation of the Washington Mutual/Great Western Merger will constitute a change in control of Great Western for purposes of these plans.

     Deferred Compensation Plans. Great Western's deferred compensation plans provide for deferral until retirement of portions of a participant's income. Employee participants may also receive employer matching contributions under the plans. Amounts deferred under each of these plans are credited with earnings based upon rates applicable to U.S. Treasury Notes, which rates increase based upon years of participation in such plan. The plans provide for full vesting (where applicable) of employer matching contributions upon a change in control of Great Western or if an employee participant incurs a termination of employment under circumstances that would entitle such employee participant to receive severance benefits under his or her EMC Agreement (if such participant is an executive officer) or, if the employee is not an executive officer, under the Special Severance Plan (as defined below) (whether or not a participant in such Plan). In addition, if an employee participant's employment is terminated under the circumstances described in the immediately preceding sentence, such participant is entitled to be credited with the fully enhanced earnings rate on his or her account balance. A participant may, prior to a change in control, elect to receive the full amount of his or her account balances in a lump sum within 45 days following such change in control, and may, during the 2-year period following a change in control, elect to receive 95% of his or her account balances in a lump sum. Consummation of the Washington Mutual/Great Western Merger will constitute a change in control of Great Western for purposes of these plans. The account balances of the executive officers of Great Western under the deferred compensation plans as of the effective date of the Washington Mutual/Great Western Merger will be approximately the following (all of these amounts became vested prior to the Washington Mutual/Great Western Merger except as noted in the immediately following sentence): Mr. Maher, $4,758,000; Mr. Pappas, $132,000; Mr. Schenck, $89,000; Mr. Geuther, $794,000; Mr. Sims, $0; Mr.
Erikson, $29,000; and Ms. Studenmund, $106,000. The following approximate amounts represent that portion of the executive officers' total account balances which is attributable to crediting the fully enhanced earnings rate: Mr. Maher, $266,000; Mr. Pappas, $0; Mr. Schenck, $2,500; Mr. Geuther, $39,000; Mr.
Erikson, $0; and Ms. Studenmund, $2,400. The following fully vested amounts are currently credited to the accounts of the non-employee members of the Great Western Board: Mr. Alexander, $723,500; Mr. Christie, $454,500;

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Mr. Frank, $189,100; Mr. Giovenco, $831,200; Mr. Gryp, $187,200; Mr. Hernandez,
$187,600; Mr. Miller, $490,600; Mr. Montgomery, $2,490,600; Ms. Siegel,
$204,500; and Mr. Wood, $209,400.

     Great Western Equity-Based Incentive Awards. The provisions of the Merger Agreement relating to the conversion of Great Western Stock Options outstanding under Great Western Stock Plans into stock options for Washington Mutual Common Stock are described under "The Washington Mutual/Great Western
Merger -- Conversion of Great Western Capital Stock." Pursuant to the terms of the Great Western Stock Plans, upon consummation of the Washington Mutual/Great Western Merger, each Great Western Common Stock Option held by employees and directors will become immediately exercisable, all shares of restricted stock will immediately vest free of restrictions and all other awards granted thereunder will become fully vested and exercisable. As of April 1, 1997, the seven executive officers of Great Western held unvested Great Western Stock Options with respect to the following number of shares of Great Western Common Stock at the indicated weighted average exercise price: Mr. Maher, 406,250 shares at $25.821; Mr. Pappas, 137,500 shares at $24.384; Mr. Schenck, 197,024 shares at $25.765; Mr. Geuther, 150,000 shares at $25.300; Mr. Sims, 60,028 shares at $31.250, Mr. Erikson, 100,000 shares at $25.775; and Ms. Studenmund, 97,500 shares at $27.846. As of April 1, 1997, certain of these executive officers of Great Western held shares of restricted stock, as follows: Mr. Maher, 43,750 shares; Mr. Pappas, 18,750 shares; Mr. Schenck, 5,386 shares, Mr. Geuther, 15,000 shares; and Mr. Erikson, 7,500 shares. As of April 1, 1997, all other employees of Great Western, as a group, held unvested Great Western Stock Options with respect to 3,079,226 shares at a weighted average exercise price of $25.082. As of April 1, 1997, Mr. Montgomery held unvested Great Western Stock Options with respect to 153,750 shares at a weighted average exercise price of $20.436, and held 43,750 shares of restricted stock; and each other non-employee member of the Great Western Board held unvested Great Western Stock Options with respect to 3,750 shares at a weighted average exercise price of $27.875.

     Great Western Cash-Based Incentive Awards. Great Western maintains separate cash-based incentive plans for the benefit of its executive officers and its subsidiaries' senior officers, respectively. Each of these plans provides that, within five days following a change in control of Great Western, a participant will receive a pro-rata portion of such participant's target bonus for the year in which such change in control occurs. The consummation of the Washington Mutual/Great Western Merger will constitute a change in control of Great Western for purposes of these cash-based incentive plans. Assuming that the consummation of the Washington Mutual/Great Western Merger takes place on the date currently anticipated, the seven executive officers of Great Western would be entitled to receive, within five days thereafter, the following approximate amounts in respect of the pro-rata portion of such individual's 1997 target bonus: Mr. Maher, $351,000; Mr. Pappas, $158,000; Mr. Schenck, $146,000; Mr. Geuther; $140,000; Mr. Sims, $119,000; Mr. Erikson, $110,000; and Ms.
Studenmund, $123,000. These amounts are in addition to any severance benefits which may be paid to executive officers under the EMC Agreements, to participants in the Special Severance Plan and to certain participants under the Severance Plan (each as defined below); however, the amounts payable upon a change in control of Great Western under these cash-based incentive plans will offset any pro-rata bonus which may become payable under the EMC Agreements and the Special Severance Plan as a part of severance benefits, if such pro-rata bonus becomes payable during the year in which a change in control occurs.

     Umbrella Trusts. Great Western maintains two "rabbi trusts" (the "Trusts") for the purposes of funding benefits payable under the following Great Western benefit plans and agreements: the EMC Agreements; the Great Western deferred compensation plans; the SERP; the Retirement Restoration Plan; the Consulting Agreement; supplemental retirement benefit for Mr. Firmin A. Gryp, a director of Great Western; and Great Western's retirement plan for directors. Each of the Trusts provides for full funding thereof upon the occurrence of certain events which would anticipate a change in control of Great Western. The Trusts are funding vehicles for benefits payable to participants in the plans and agreements funded thereby and do not provide any separate or additional benefits. The delivery of the Original Ahmanson Proposal on February 17, 1997 constituted such an event.

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EMPLOYEE MATTERS

     Employee Benefit Plans. The Merger Agreement provides that for a period of at least one year from and after the Effective Time, Washington Mutual will provide to employees of Great Western immediately prior to the Effective Time ("Great Western Employees") compensation and benefits on terms no less favorable in the aggregate than those provided to similarly situated employees of Washington Mutual. For purposes of all employee benefit plans of Washington Mutual or its subsidiaries in which Great Western Employees participate from and after the Effective Time (including all policies and employee fringe benefit programs, including vacation policies, of Washington Mutual or its subsidiaries but excluding Washington Mutual's Service Award Plan) and under which an employee's benefit depends, in whole or in part, on length of service, credit will be given to Great Western Employees for service previously credited with Great Western or its subsidiaries prior to the Effective Time to the extent that such crediting of service does not result in duplication of benefits, provided that Washington Mutual will determine each Great Western Employee's length of service in a manner consistent with Washington Mutual's customary practice with respect to its employees. Washington Mutual will also cause each employee benefit plan in which Great Western Employees participate from and after the Effective Time to waive (i) any preexisting condition restriction which was waived under the terms of any analogous Great Western employee benefit plan immediately prior to the Effective Time or (ii) any waiting period limitation which would otherwise be applicable to a Great Western Employee on or after the Effective Time to the extent such Great Western Employee had satisfied any similar waiting period limitation under an analogous Great Western employee benefit plan prior to the Effective Time. For a period of three years, in the case of those beneficiaries who are entitled to participate in such program pursuant to employment agreements, or two years, in the case of those beneficiaries who are otherwise entitled to participate in such program, commencing on the Effective Time, Washington Mutual has agreed that it will continue to maintain Great Western's Executive Medical Program, on terms no less favorable than those in effect as of March 5, 1997, for the benefit of those Great Western Employees who are as of the date of the Merger Agreement eligible to participate in such Program.

     Pursuant to the Merger Agreement, Washington Mutual has agreed to honor in accordance with their terms all of Great Western's employee benefit plans ("Great Western Plans"), provided that Washington Mutual will be entitled to terminate such plans, agreements and arrangements in accordance with their terms and applicable law. In addition, Washington Mutual and Great Western have agreed that consummation of the Washington Mutual/Great Western Merger will constitute a "Change in Control" for purposes of Great Western's employee benefit plans that contain change in control provisions and have agreed to honor such change in control provisions, including, but not limited to, the accelerated vesting and/or payment of equity-based awards under Great Western's employee benefit plans. Great Western has agreed to make no further mortgage loans to employees under the Great Western employee home loan program; to amend the Great Western retiree medical plans so that no additional retirees shall become entitled to continuing medical insurance benefits thereunder; and to amend Great Western's 401(k) plan prior to Closing so that participant loans are no longer available.

     Severance Plans. Great Western has adopted for the benefit of its senior vice presidents (and officers of equivalent rank) and first vice presidents (and officers of equivalent rank) a severance plan (the "Special Severance Plan") which provides for certain benefits to be paid and provided in the event of a qualifying termination of employment prior to, or during the two-year period following, a change in control of Great Western. Approximately 33 Great Western employees participate in the Special Severance Plan at the senior vice president level, and approximately 81 Great Western employees participate in the Special Severance Plan at the first vice president level. In order to qualify for the severance benefits described below, termination of employment must be (i) by Great Western or a successor employer other than for "cause" or (ii) by the executive for "good reason" (as each such term is defined in the Special Severance Plan). The Special Severance Plan provides that, following a qualifying termination, a participant is entitled to receive (a) a lump sum payment equal to two times (for senior vice presidents and officers of equivalent rank) or one and one-half times (for first vice presidents and officers of equivalent rank) the sum of (1) such executive's annual base salary and (2) such executive's target bonus under Great Western's annual incentive program for the year in which the termination of employment occurs (or the year in which the change in control occurs,

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whichever is higher), and (b) a pro-rata bonus for the year during which the termination of employment occurs, provided, that if the termination occurs during the same year in which the change in control occurs, the amount described in this clause (b) will be offset by any payments received under Great Western's annual incentive program in connection with the change in control. In addition, the executive will be entitled to the continuation of welfare-type benefits for 24 months (in the case of senior vice presidents and officers of equivalent rank) or 18 months (in the case of first vice presidents and officers of equivalent rank). The Special Severance Plan provides that no payment will be made to a participant that would be nondeductible by reason of Section 280G of the Code. Consummation of the Washington Mutual/Great Western Merger will constitute a change in control of Great Western for purposes of the Special Severance Plan.

     Great Western has also adopted a broad-based severance plan (the "Severance Plan") for the benefit of eligible Great Western Employees who are not offered a comparable position by an acquiring company or whose employment is terminated within twelve months of a change in control of Great Western. Eligible employees may receive the following benefits and payments: 60 days' non-working notice pay; one month's salary for every full year of service, payable at such employee's election in a lump sum or pursuant to Great Western's payroll policies (subject to a four-month minimum and sixteen-month maximum); continuation of group insurance coverage for a period corresponding to the aggregate number of months of non-working notice pay and severance pay (but not if severance is paid in a lump sum); additional contribution credits under Great Western's retirement plan and credit for additional service for purposes of calculating benefits thereunder; extension of mortgage loans under Great Western's employee home loan program so long as the employee resides in the residence; and certain other benefits.

                           [LEFT BLANK INTENTIONALLY]

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